

MOODY, FAMIGLIETTI & ANDRONICO
Certified Public Accountants & Consultants

JUST ADD COOKING, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

Proactive CPA and Consulting Firm



MOODY, FAMIGLIETTI & ANDRONICO
Certified Public Accountants & Consultants

To the Board of Directors
Just Add Cooking, Inc.
Boston, Massachusetts

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

We have reviewed the accompanying financial statements of Just Add Cooking, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2017, and the related statements of operations, changes in stockholders' deficit and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Report on 2016 Financial Statements

The financial statements of Just Add Cooking, Inc. as of December 31, 2016, were reviewed by other auditors whose report dated May 18, 2017, stated that based on their procedures, they are not aware of any material modifications that should be made to those financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

MFA - Moody, Famiglietti & Andronico, LLP | 1 Highwood Drive, Tewksbury, MA 01876 | T: 978.557.5300 F: 978.685.2333 | www.mfa-cpa.com



Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments to the financial statements that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
Tewksbury, Massachusetts
May 29, 2018

December 31		**2017**		2016
Assets				
Current Assets:				
Cash	$	**71,972**	$	79,952
Accounts Receivable		**-**		14,691
Deposits		**300**		11,820
Total Assets	$	72,272	$	106,463
Liabilities and Stockholders' Deficit				
Current Liabilities:				
Accounts Payable	$	**239,490**	$	178,301
Accrued Expenses		**80,663**		55,432
Subscription Payable		**382,940**		-
Total Current Liabilities		**703,093**		233,733
Royalty Note Payable		**259,956**		250,000
Notes Payable		**150,000**		150,000
Notes Payable to Related Parties		**409,700**		259,700
Total Liabilities		**1,522,749**		893,433
Stockholders' Deficit:				
Common Stock: Par Value $0.0001; 10,000,000 Shares Authorized; 4,167,379 Shares Issued and Outstanding		**417**		417
Additional Paid-In Capital		**312,983**		312,983
Accumulated Deficit		**(1,763,877)**		(1,100,370)
Total Stockholders' Deficit		**(1,450,477)**		(786,970)
Total Liabilities and Stockholders' Deficit	$	72,272	$	106,463

The accompanying notes are an integral part of these financial statements.

For the Years Ended December 31		2017		2016
Sales	$	**1,432,693**	$	1,300,039
Cost of Goods Sold		**1,155,634**		1,115,264
Gross Profit		**277,059**		184,775
Operating Expenses:				
Selling and Marketing		**460,418**		494,219
General and Administrative		**356,418**		240,097
Research and Development		**25,355**		77,106
Total Operating Expenses		**842,191**		811,422
Loss from Operations		**(565,132)**		(626,647)
Other Income (Expense):				
Interest Expense		**(98,375)**		(75,397)
Other Income		**-**		88
Total Other Expense		**(98,375)**		(75,309)
Net Loss	$	**(663,507)**	$	(701,956)

	Common Stock		Additional		Total
	Number of Shares	$0.0001 Par Value	Paid-In Capital	Accumulated Deficit	Stockholders' Deficit
Balance as of December 31, 2015	4,052,083	$ 405	$ 99,995	$ (398,414)	$ (298,014)
Proceeds from Issuance of Common Stock	115,296	12	212,988	-	213,000
Net Loss	-	-	-	(701,956)	(701,956)
Balance as of December 31, 2016	4,167,379	417	312,983	(1,100,370)	(786,970)
Net Loss	-	-	-	(663,507)	(663,507)
Balance as of December 31, 2017	4,167,379	$ 417	$ 312,983	$ (1,763,877)	$ (1,450,477)

The accompanying notes are an integral part of these financial statements.

For the Years Ended December 31		2017		2016
Cash Flows from Operating Activities:				
Net Loss	$	**(663,507)**	$	(701,956)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:				
Non-Cash Interest Expense		**98,375**		57,333
Loss on Disposal and Impairment of Assets		**-**		62,580
Amortization		**-**		4,200
Depreciation		**-**		3,186
Bad Debt Expense		**-**		1,608
Decrease in Accounts Receivable		**14,691**		3,459
Increase (Decrease) in Accounts Payable		**61,189**		(322)
(Decrease) Increase in Accrued Expenses		**(5,878)**		12,456
Net Cash Used in Operating Activities		**(495,130)**		(557,456)
Cash Flows from Investing Activities:				
Decrease in Deposits		**11,520**		21,980
Proceeds from Sale of Equipment		**-**		16,711
Net Cash Provided by Investing Activities		**11,520**		38,691
Cash Flows from Financing Activities:				
Proceeds from Subscription Payable		**382,940**		-
Proceeds from Issuance of Note Payable to Related Parties		**150,000**		200,000
Payment of Royalties		**(57,310)**		(57,333)
Proceeds from Issuance of Common Stock and Contributions		**-**		213,000
Repayment of Note Payable		**-**		(14,414)
Repayment of Line of credit		**-**		(59)
Net Cash Provided by Financing Activities		**475,630**		341,194
Net Decrease in Cash		**(7,980)**		(177,571)
Cash, Beginning of Year		**79,952**		257,523
Cash, End of Year	$	**71,972**	$	79,952

1. Organization and Significant Accounting Policies:

Reporting Entity: Just Add Cooking, Inc. (the "Company") was incorporated on January 27, 2015 as a Delaware corporation. The Company prepares meal kits consisting of local, pre-measured ingredients for globally inspired recipes that are delivered to the doors of its local customers.

Going Concern: The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is subject to a number of risks and uncertainties common to early-stage companies including the ability to obtain adequate financing, competition from larger and more established companies, the successful development and marketing of its products, protection of proprietary technology, dependence on key personnel, and the uncertainty of future profitability. The Company has experienced recurring losses and negative cash flows from operations, and has an accumulated deficit in the amount of $1,763,877 as of December 31, 2017. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Management has developed an operating plan designed to increase revenues, control operating costs, establish customer and vendor relationships, and raise additional capital in an effort to continue to fund operations and working capital requirements until such time that the Company can generate sufficient cash flows from operations. The Company's ability to continue as a going concern is dependent upon it executing in accordance with management's plan. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Revenue Recognition: The Company recognizes revenue at the time meal kits are shipped to customers provided that there is persuasive evidence of an arrangement, the fee is fixed or determinable, and the collectability of any related receivable is probable. Provisions for customer refunds and allowances have been deemed immaterial to the financial statements.

Cash: The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits.

Accounts Receivable: Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts is provided for those accounts receivable considered to be uncollectible based upon management's assessment of the collectability of accounts receivable, which considers historical write-off experience and any specific risks identified in customer collection matters. Bad debts are written off against the allowance when identified. As of December 31, 2017 and 2016, management believes no allowance for uncollectible accounts receivable is necessary.

Concentrations of Credit Risk: Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash with high-credit quality financial institutions. The Company believes it is not exposed to any significant losses due to credit risk on cash. Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company performs ongoing credit evaluations of its customers and generally requires no collateral to secure accounts receivable. The Company maintains an allowance for potentially uncollectible accounts receivable. Consequently, the Company believes that its exposure to losses due to credit risk on net accounts receivable is limited.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

Definite-Lived Intangible Assets: Intangible assets consisted of logo and trademarks. The Company accounted for amortization using the straight-line method over the related assets' estimated useful lives. During the year ended December 31, 2016, the remaining balance in the amount of $44,086 was fully impaired and written off.

Debt Issuance Costs: The Company presents debt issuance costs as a direct deduction from the carrying amount of the related debt liability. Debt issuance costs are amortized to interest expense over the term of the related debt. As of the year ended December 31, 2017 the debt issuance costs were deemed immaterial to the financial statements.

1. Organization and Significant Accounting Policies (Continued):

Cost of Goods Sold: Cost of goods sold primarily represents the Company's costs to to prepare meal kits, including raw materials costs and all related overhead expenses related to production, as well as delivery costs from third-party manufacturers. Cost of goods sold is recognized when the related revenue is recognized.

Advertising Costs: The Company expenses advertising costs as incurred. During the years ended December 31, 2017 and 2016, the Company incurred advertising expense in the amounts of $93,250 and $208,699, respectively.

Shipping and Handling Costs: Shipping and handling costs that are billed to customers are included in cost of goods sold in the accompanying statements of operations. During the years ended December 31, 2017 and 2016, the Company incurred shipping and handling fees in the amounts of $178,212 and $193,994, respectively.

Stock-Based Compensation: The Company recognizes stock-based compensation on awards granted under a stock compensation plan. Stock-based compensation expense is recorded for awards issued to employees and non-employees using the fair value method with a corresponding increase in additional paid-in capital. Stock-based compensation awards granted to employees are measured at the grant date fair value with compensation expense recognized on a straight-line basis over the requisite service period of the award. Stock-based compensation awards granted to non-employees are measured at fair value on the earlier of the date the performance commitment is reached or performance is completed. Non-employee awards are periodically re-measured during the vesting period as the awards are earned.

Income Taxes: The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Deferred income tax assets, including those resulting from loss and credit carryforwards, and liabilities are measured using enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred income tax assets to the amounts expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred income tax assets and liabilities.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the "Tax Act") was enacted and significantly revised the U.S. income tax law. The Tax Act includes changes which reduces the federal corporate tax rate to 21% effective January 1, 2018. Deferred income tax assets and liabilities are measured using enacted tax laws and rates applicable to the periods in which differences are expected to reverse. Accordingly, deferred tax assets and liabilities have been remeasured as of December 31, 2017 and the effect of the remeasurement has been reflected in the provision for income taxes for the year ended December 31, 2017.

The Company assesses the recording of uncertain tax positions by evaluating the minimum recognition threshold and measurement requirements a tax position must meet before being recognized as a benefit in the financial statements. The Company's policy is to recognize interest and penalties accrued on any uncertain tax positions as a component of income tax expense, if any, in its statements of operations.

Use of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). Actual results experienced by the Company may differ from those estimates.

Reclassification: Certain accounts in the December 31, 2016 financial statements have been reclassified for comparative purposes to conform to the presentation in the December 31, 2017 financial statements. The Company reclassified $110,586 from deferred legal fees to accounts payable, $21,980 from customer deposits to accrued expenses, and $100,863 from due to shareholder to notes payable to related parties within the accompanying consolidated balance sheets for proper financial statement presentation. In addition, the Company reclassified $57,733 of royalty payments as interest expense and $17,664 of interest expense included within general and administrative to

1. **Organization and Significant Accounting Policies (Continued):**

separately state interest expense within the accompanying consolidated statements of operations for proper financial statement presentation.

Subsequent Events: Management has evaluated subsequent events spanning the period from December 31, 2017 through May 29, 2018, the date the financial statements were available to be issued.

2. **Royalty and Financing Agreement:**

During August 2015, the Company received $250,000 under the terms of a combination royalty and financing agreement. Royalties of 4% of qualified sales are payable monthly until the agreement expires in August 2020. At expiration, $500,000 is payable, less cumulative royalties paid, if any. The Company is accreting to interest expense the additional $250,000 liability on a straight-line basis through the expiration date. During the years ended December 31, 2017 and 2016, the Company recorded interest expense in the amounts of $67,266 and $57,733, respectively. The agreement is collateralized by all assets and the personal guarantee of a stockholder, and all other obligations are subordinated to this agreement. The agreement is subject to certain financial covenants. As of December 31, 2017 and 2016, the Company was not in compliance and obtained a waiver.

3. **Notes Payable to Related Parties:**

In November 2014, the Company entered into a note payable agreement with a stockholder in the original amount of $59,700. The note bears interest at 12% per annum, and there are no stated repayment terms. The Royalty and Financing Agreement permits the repayment of the remaining balance in equal monthly payments over an 18-month period once the Company realizes sustained monthly sales of $200,000. As of December 31, 2017 and 2016, borrowings outstanding, including accrued interest, amounted to $82,386 and $75,222, respectively. During the years ended December 31, 2017 and 2016, interest expense amounted to $7,164.

In August 2015, the Company entered into a note payable agreement ("Note A") with a stockholder in the original amount of $100,000. The note bears interest at 5% per annum and is payable at maturity on August 11, 2020. As of December 31, 2017 and 2016, borrowings outstanding, including accrued interest, amounted to $111,667 and $105,621, respectively. During the years ended December 31, 2017 and 2016, interest expense amounted to $6,046 and $5,000, respectively.

In December 2016, the Company entered into a note payable agreement ("Note B") with a stockholder in the original amount of $100,000. The note bears interest at 5% per annum and is payable at maturity on December 1, 2020. As of December 31, 2017 and 2016, borrowings outstanding, including accrued interest, amounted to $105,417 and $100,417, respectively. During the years ended December 31, 2017 and 2016, interest expense amounted to $5,000 and $417, respectively.

In February and April 2017, the company entered into notes payable agreements ("Note C" and "Note D") with a stockholder in the aggregate amount of $150,000. The notes bear interest at 5% per annum and are payable at maturity on August 11, 2020. As of December 31, 2017 and 2016, borrowings outstanding, including accrued interest, amounted to $154,899 and $150,000, respectively. During the year ended December 31, 2017, interest expense amounted to $4,899.

Upon the occurrence of a qualified financing event of at least $650,000, resulting in the issuance of convertible preferred stock, the outstanding principal and interest of Notes A, B, C and D will convert into shares of the same class and series of the convertible preferred stock issued to the other investors at a conversion price equal to 80% of the price per share paid by the other investors in the qualified financing. Absent of a qualified financing, upon maturity, the principal and interest is convertible into the common stock of the Company equal to 10% of the Company's capitalization on a fully diluted basis. Upon a sale of the Company, an amount equal to twice the outstanding principal and interest shall be paid to the shareholder.

4. Notes Payable:

In August 2015, the Company entered into a notes payable agreement with a former employee and former investor in the original amount of $25,000 each, for an aggregate amount of $50,000 (2015 Notes). The 2015 Notes bear interest at 6% per annum and are payable upon maturity on August 11, 2020. Upon the occurrence of a qualified financing of at least $1,000,000, resulting in the issuance of convertible preferred stock, the outstanding and principal interest of the 2015 Notes will convert into shares of the same class and series of the convertible preferred stock issued to the other investors at a conversion price equal to 80% of the price per share paid by the other investors in the qualified financing. Upon a sale of the Company, an amount equal to twice the outstanding principal and interest shall be paid to the shareholder. As of December 31, 2017 and 2016, borrowings outstanding, including accrued interest, amounted to $57,250 and $54,250, respectively. During the years ended December 31, 2017 and 2016, interest expense amounted to $3,000.

In August 2016, the Company entered into a note payable agreement with a former stockholder and employee in the original amount of $100,000 (2016 Note). The 2016 Note bears interest at 5% per annum and is payable at maturity on August 11, 2020. The Royalty and Financing Agreement permits the repayment of the remaining balance in equal monthly payments over an 18-month period once the Company realizes sustained monthly sales of $200,000. Upon the occurrence of a qualified financing of at least $650,000 resulting in the issuance of convertible preferred stock, the outstanding principal and interest of the 2016 Note will convert into shares of the same class and series of the convertible preferred stock issued to the other investors at a conversion price equal to 80% of the price per share paid by the other investors in the qualified financing. Absent of a qualified financing, upon maturity, the principal and interest is convertible into the common stock of the Company equal to 10% of the Company capitalization on a fully diluted basis. Upon a sale of the Company, an amount equal to twice the outstanding principal and interest shall be paid to the shareholder. As of December 31, 2017 and 2016, borrowings outstanding, including accrued interest, amounted to $107,083 and $102,083, respectively. During the year ended December 31, 2017 and 2016,

interest expense amounted to $5,000 and $2,083, respectively.

5. Common Stock:

As of December 31, 2017 and 2016, the Company has 10,000,000 shares of $0.0001 par value common stock authorized.

The voting, dividend and liquidation rights of the common stockholders are subject to, and qualified by, the rights, powers and preferences of the preferred stockholders and as designated by resolution of the Board of Directors. The holders of the common stock are entitled to one vote for each share of common stock held.

6. Stock Compensation Plan:

During 2015, the Board of Directors adopted the 2015 Stock Incentive Plan (the "Plan"). Under the terms of the Plan, incentive stock options (ISOs), stock appreciation rights, restricted stock and other stock based awards payable in common stock or cash may be granted to employees, directors, consultants, employees and officers of the Company. The exercise price of ISOs shall be determined by the Board of Directors and cannot be less than 100% of the fair market value of the Company's common stock on the date of grant. The options are subject to vesting and exercise over a period determined by the Board of Directors, and have an expiration date not more than ten years from the date of grant.

The Board of Directors shall determine the terms and conditions of a restricted stock award, including the condition for vesting and repurchase (or forfeiture) and the issue price, if any. The Company has the right to repurchase all or part of such shares from recipient in the event that conditions specified by the Board of Directors in the applicable award are not satisfied prior to the end of the applicable restriction period established by the Board of Directors for such award.

As of December 31, 2017, the Company's authorized common stock includes 1,000,000 shares of common stock reserved for issuance of incentive stock options. As of December 31, 2017 no options have been granted.

7. Income Taxes:

The provision for income taxes during the years ended December 31, 2017 and 2016 consists of the following:

	2017	2016
Deferred		
Federal	$ (7,000) $	(223,600)
State	(48,000)	(55,400)
	(55,000)	(279,000)
Change in Valuation		
Allowance	55,000	279,000
	$ - $	-

Deferred income taxes reflect the impact of carryforwards and temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The carryforwards and temporary differences, which give rise to a significant portion of the Company's deferred tax asset (liability) as of December 31, 2017 and 2016, are as follows:

	2017	2016
Net Operating Loss		
Carryforwards	$ 420,000 $	365,000
	420,000	365,000
Less: Valuation		
Allowance	420,000	365,000
	$ - $	-

On December 22, 2017, the Tax Act was enacted and significantly revised the U.S. income tax law. The Tax Act reduces the federal corporate tax rate to 21% effective January 1, 2018. As of December 31, 2017, the Company has remeasured its deferred tax assets and liabilities using a federal corporate tax rate of 21%. For the year ended December 31, 2017, the Company recognized increase in the provision for deferred federal income taxes related to the remeasurement of the deferred tax assets and liabilities in accordance with the Tax Act, in the amount of approximately $184,000.

As of December 31, 2017, the Company has federal and state net operating loss carryforwards of approximately $1,535,000 and $924,000, respectively, which expire through 2037. As of December 31, 2017 and 2016, the Company has established a full valuation allowance in the amounts of $420,000 and $365,000, respectively, against its deferred tax assets because the future realization of such benefits is uncertain. The Internal Revenue Code contains provisions that may limit the net operating loss carryforwards available to be used in any given year in the event of any significant changes in ownership of the Company.

The provision for income taxes differs from the expense that would result from applying statutory rates to income before income taxes. The differences primarily result from changes in valuation allowance and reduction in corporate tax rates.

The Company has not recognized any liabilities for uncertain tax positions or unrecognized benefits as of December 31, 2017 and 2016. The Company does not expect any material change in uncertain tax benefits within the next twelve months.

8. Commitments and Contingencies:

Indemnifications: In the ordinary course of business, the Company enters into various agreements containing standard indemnification provisions. The Company's indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the Company under such indemnification provisions is uncertain. As of December 31, 2017 and 2016, no amounts have been accrued related to such indemnification provisions.

Advisor Agreement: On February 22, 2017, the Company entered into an agreement with an Advisor to raise capital in the aggregate amount of $3,100,000 through the issuance of up to 2,000,000 shares of Series Seed Preferred Stock (the "Advisor Agreement").

8. Commitments and Contingencies (Continued):

Under the Advisor Agreement, the Company will compensate the Advisor at a rate of 10% of the dollar value of the capital raised by the Advisor. The Advisor will also receive compensation equal to 25% of the dollar value of shares purchased by the Company's existing stockholders, staff, or others related to the Company. The Advisor shall invest 50% of such compensation, or a maximum amount of $100,000, in the Company's Series Seed Preferred Stock.

During the year ended December 31, 2017, $382,940 had been received by the Company under the terms of the Advisor Agreement, which is included in subscription payable within the accompanying balance sheet as of December 31, 2017. No equity shares were issued as of December 31, 2017. In May 2018, in exchange for the proceeds of $382,940, the Company issued 292,356 shares of Series Seed Preferred Stock at an effective purchase price of $1.31 per share.

9. Subsequent Events:

In January 2018, the Company's Board of Directors amended and restated its certificate of incorporation to authorize the issuance of 967,741 shares of $0.0001 par value Preferred Stock, of which 967,741 shares are designated as Series Seed Preferred Stock (Series Seed Preferred Stock).

The Series Seed Preferred Stock has the following rights and preferences:

Voting Rights: The holders of Series Seed Preferred Stock are entitled to the number of votes equal to the number of shares of common stock into which the shares of Preferred Stock held by each holder are then convertible.

Dividends: The Series Seed preferred stockholders are entitled to noncumulative dividends at a rate as determined under the articles of incorporation, prior and in preference to any other class or series of capital stock of the Company. The dividends are payable when and if declared by the Board of Directors.

Liquidation: Upon the liquidation, dissolution or winding up of the Company, prior to the holders of common stock, the Series Seed preferred stockholders are entitled to be paid out, on a pari passu basis, an amount equal to the original issuance price of $1.550 per share, plus declared but unpaid dividends. After payment of the liquidation preference to each Series Seed preferred stockholder, the remaining assets of the Company shall be distributed to the common stockholders.

Conversion: Each share of Series Seed Preferred Stock is convertible into one share of common stock, adjustable for certain dilutive events, based on a conversion factor of $1.550 per share. Conversion is at the option of the holder, however, it is automatic upon the earlier of the closing of an initial public offering of the Company's common stock which results in aggregate net cash proceeds of not less than $20 million. Upon the election by the holders of at least a majority of the Series Seed Preferred Stock, the Series Seed Preferred Stock shall be automatically converted.

In January 2018, the Company received proceeds of $116,501 in accordance with the Advisor Agreement (see Note 8). In May 2018, in exchange for the proceeds of $116,501, the Company issued 88,943 shares of Series Seed Preferred stock at an effective purchase price of $1.31 per share.

In May 2018, the Company's Board of Directors amended and restated its certificate of incorporation to decrease the number of authorized preferred shares available for issuance from 967,741 shares to 534,416 shares of $0.0001 par value Preferred Stock, which are designated as Series Seed Preferred Stock.

In May 2018, the Company's Board of Directors amended and restated its certificate of incorporation to increase the number of shares reserved for issuance under the Plan from 1,000,000 shares to 2,000,000 shares.

1 Highwood Drive | Tewksbury, MA 01876